FORM 1-K ANNUAL REPORT

Teraphysics Corporation
A Delaware Corporation

Annual Report, Financial Statements and Independent Auditor’s Report

December 31, 2016 and 2015

TERAPHYSICS CORPORATION

TABLE OF CONTENTS

Page
DESCRIPTION OF BUSINESS	3-14
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	15-17
DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	18-22
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	23
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	23
SIGNATURE PAGE	24
INDEPENDENT AUDITOR’S REPORT	25-26
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015:	F1
Balance Sheets	F2
Statements of Operations	F3
Statements of Cash Flows	F4
Statements of Changes in Stockholders’ Equity	F5
Notes to Financial Statements	F6-20

DESCRIPTION OF BUSINESS

General Overview

Teraphysics Corporation is primarily engaged in the development of powerful, efficient and compact vacuum electronic devices that operate in the higher ranges of the millimeter-wave (mm wave) and sub-millimeter terahertz (THz) frequency bands.  These bands ranging from 100 GHz to 10 THz are the only portion of the electro-magnetic spectrum that have not been commercially exploited (the THz Gap).  Initial focus is on applications of its mm wave expertise to global telecommunications, a 6 trillion-dollar growth industry, were growth over the past several years has begun to seriously strain available wireless capacity.

In1994 Dr. Gerald Mearini founded GENVAC Holdings, Teraphysics’ predecessor company, to develop advanced transmission and communications devices and systems. In 1999, Dr. Mearini and Louis Fisi formed a partnership which utilized Mr. Fisi's 30 years of executive management experience in a public company environment to transform the organization from an R&D operation to a manufacturer of precision optical filters for military, aerospace and telecommunication applications.

In 2001, Dr. James Dayton joined the organization following his retirement as Director of Technology from Boeing Electron Dynamic Devices.  The combination of Dr. Dayton's world renowned expertise in the development of wireless communication devices and Dr. Mearini's knowledge and familiarity with advanced materials such as laboratory diamond led to the creation of the breakthrough helical devices that create the power to commercialize systems within the mm wave and THz realms.

These relationships led to the formation of Teraphysics Corporation to create a family of miniature high-power portable mm wave and THz amplifiers utilizing modern microfabrication and production techniques that would be scalable for mass production.

Wireless Markets

The International Wireless Industry Consortium (IWPC) has projected a 5000-fold increase in wireless data traffic by 2030 with an additional 100 billion devices placed into service over that period.  This 5000-fold increase will be met through increases in spectral efficiency and governmental allocation of additional spectrum, coupled with a massive small cell densification effort (http://www.iwpc.org/Whitepapers.aspx)where Teraphysics technology can play a major role.

To address this projected small cell demand, Teraphysics Corporation will be introducing a miniaturized mm wave radio technology that it will market under the brand mmLink™.  This game changing technology, with data transmission rates 20-150 times greater than recently introduced solid-state millimeter wave radios, is ideally suited for venues such as stadiums and arenas, business and city centers, college campuses, Wi-Fi hotspots, etc.  Frequency reuse will become crucial as next-generation 5G mobile communications networks will achieve network speeds 100 times faster than currently available.

Another disruptive application of mmLink™ technology, fully complimentary to small cell densification, will be global point-to-point fixed-wireless and mobile backhaul between the fiber optic backbone and expanding microcells.  This cost effective capability (“virtual fiber”) will be an attractive alternative to the installation of high cost and difficult to install fiber optic cable.

Another longer-term application of mmLink™ technology will be its incorporation in stratospheric platforms such as low flying drones, balloons and low earth orbiting satellites that are being developed to bring the Internet to billions lacking basic network infrastructure to connect online.

The ultimate implementation of mmLink™ technology will be the accessing of presently unallocated mm wave frequencies of 140 GHz and 240 GHz and above, where an incredible amount of unused and currently available bandwidth exists, capable of delivering unprecedented data transmission rates between 60 gigabits per second (Gbps) and 150 Gbps.  We are already seeing exciting breakthroughs such as the innovation announced by researchers from Ericsson and Chalmers University demonstration of a 140 GHz chipset small enough to be installed in a smart phone with a data rate of 40 Gbps (http://www.ericsson.com/research-blog/5g/40-gbps-demonstrated-newly-developed-chipset-140-ghz/).  Also, Fujitsu has announced the successful demonstration of a 300 GHz chipset installed in a smart phone with data rates exceeding tens of Gbps to enable rapid downloads of 4K and 8K videos over short ranges from future video “kiosks” (http://www.fujitsu.com/global/about/resources/news/press-releases/2015/0908-02.html).

The implementation of these future breakthroughs will require a new generation of smart devices that will consume significantly more bandwidth than modern smart phones.  A new infrastructure will be required to deliver the predicted data requirement that will need to incorporate our high bandwidth technology.

Total Addressable Wireless Market

The Total Addressable Wireless Market for the mm wave technology, which encompasses telecommunications, healthcare and automotive applications, is expected to grow at a compound annual growth rate (CAGR) of 43% from $4.8 billion to $10.6 billion by 2018.  Telecom will lead mm wave growth, ascending from $116 million in 2013 to $1.1 billion in 2018, and then exploding to a projected $1.7 billion by 2020 (CAGR of 50%).

Marketing Strategy

mmLink™’s initial focus will be the introduction of next-generation systems in the E-band (71 to 86 GHz) for small cell deployment and wireless backhaul as a low cost and quick to install alternative to fiber connectivity.

To increase industry awareness of mmLink™’s breakthrough technology, Teraphysics will construct a wireless single link backhaul “micro-network” demonstration system near its Cleveland, Ohio facility.  By propagating a signal over the entire 5 GHz of bandwidth in the 81 to 86 GHz frequency band, this system will demonstrate the feasibility of data transmission at a rate 20 times higher than competitor low powered solid-state systems.  This link can be closed over a range of 5 miles (8km) with 99.995% availability.

A major focus and goal of our strategy will be the inclusion of our unique mm wave technology in the 5G standards that will be promulgated in accordance with the 2018-2019 roadmap established at the March 2015 Barcelona Mobile World Congress.

5G Roadmap

               Next Generation Mobile Networks Alliance (NGMN) has defined the aforementioned 5G roadmap showing an ambitious time-line with a launch of first commercial systems in 2020. At the same time, it defines a reasonable period for all of the industry to carry out the required activities (such as standardization, testing, trials) ensuring availability of mature technology solutions for the operators and attractive services for the customers at launch date. The key milestones are:

•	Detailed requirements ready by the end of 2015
•	Initial system design in 2017
•	Trials start in 2018

•	Standards ready end of 2018
•	Commercial system ready in 2020

We believe there is ample time for us to participate in the implementation of this 5G strategy and influence standards development.

Potential Market Partners

              The implementation of next generation 5G will create entirely new markets and economic opportunities as mobile devices in industries ranging from healthcare to automotive to infrastructure come on stream.  Telecom will lead this revolution providing one-second downloads of massive video clips, super high-definition screens for broadcasting events, transmission of holograms, and mobile 3D images. Cisco predicts that by 2018, worldwide mobile data traffic will have increased 11 times from current levels, with much of that traffic driven by billions of devices talking to other devices wirelessly (The Internet of Things). To enhance 5G implementation of its technology, mmLink™ will seek market partnerships with among others:

• Nokia /Alcatel-Lucent (Finland) • DragonWave (Canada) • Huawei (China) • Skilu (Israel)	• Aviat (USA) • Ericsson (Sweden) • Bridgewave Communications (USA) • Cambridge Broadband (UK)	• Cisco (USA) • Fastback Networks (USA) • Remec Broadband Wireless (USA) • Loea Corporation (USA)
Sales Strategy

Initial sales opportunities for mmLink™ will be added-value enterprise applications until longer-term wireless carrier relationships are developed as 5G comes on stream.   Our initial enterprise thrust, in addition to limited fixed-wireless and mobile backhaul, will provide solutions to major operational and business problems, e.g. high speed trading.  Overall, Carrier opportunities, with their vast and complex networks, will require considerable time and effort to assimilate our mm wave technology.  In addition, the carrier sector is very large with high volumes and price sensitivity that lends itself to a strategic alliance with major carrier equipment suppliers.

Intellectual Property Strategy

With the development of its high frequency, broad bandwidth devices, it does not appear that mmLink™ faces any effective competition in the upper end of the mm wave band (see Competitive Technologies).  To protect and leverage that advantage, mmLink™ is developing an intellectual property strategy we believe will lead to domination of the high value and lucrative upper regions of the mm wave band.

mmLink ™Commercialization Paths

There are several paths available for the commercialization and/or monetization of our technology:

•	Direct sale of mm wave systems to enterprise end users
•	Joint ventures with providers of customized added value wireless systems
•	Licensing and technology rights agreements with strategic partners
•	Sale of rights to a major supplier of equipment and systems to wireless carriers
•	The sale of the technology through partners, distributors and resellers.

Technology

The mm wave band is defined as the portion of the electromagnetic spectrum between 30 and 300 GHz.  It is named after its associated wavelengths of 10 to 1 mm.   Teraphysics’ focus is in the upper end of this band above 70 GHz for two reasons.  First, our innovative technology can be applied most favorably at these high frequencies, while conventional technology is inapplicable.  Second, there are very large bands of contiguous electromagnetic spectrum above 70 GHz that offer the possibility of unique commercial applications that go far beyond current communications services. The large bandwidths currently available (>70 GHz) at these high frequencies can support ultra-high data rates in the tens to hundreds of Gbps using the very broad bandwidth of Teraphysics’ mmLink™ amplifier technology.

Frequency Reuse and Backhaul

The demand for internet capacity is expected to increase 5000 times over the next 15 years.  The greatest increase in this expanding capacity will come from reusing the available spectrum multiple times.  Rather than relying on a single cell phone tower to service a large area, telecommunications providers are beginning to resort to arrays of micro cells, each one servicing a small area without interfering with adjacent cells.  In the aggregate, the array of small cells, by reusing spectrum, provides broadband service to many more customers than a single tower covering the same geographic area and using the same spectrum.

Frequency reuse is illustrated in the image below.  The conventional wireless architecture consists of a   cell phone tower that illuminates a large area as represented by the central antenna and the red circle that surrounds it.  The large number of customers within the red circle must share the same available spectrum.  However, the carrier can provide significantly more bandwidth to its customers by reusing the available spectrum.  By subdividing the space into a large number of micro cells (small blue circle), each one illuminated by a short-range transmitter that provides, say, only half the available spectrum, the carrier can provide significantly more bandwidth to each of the much smaller number of customers residing within the cell.

To make a system like this work, there must be a large, flexible network that connects these micro cells to the backbone communications network.  This connection from the cell phone tower to the backbone network is called the backhaul (green arrow).  Traditionally, this has been accomplished using wired connections.   However, according to the IEEE 802.3 Ethernet Working Group, July 19, 2012, the bandwidth required for core networking is doubling every 18 months, which has necessitated the installation of thousands of miles of optical fiber to replace these wired connections.  Unfortunately, optical fiber may not always be the appropriate choice to link the micro cells to the telephone network. There are numerous locations where fiber is impractical economically, esthetically or geographically.  Teraphysics proposes to make these connections with mm wave wireless links.

The compact, mm wave amplifier developed by Teraphysics promises to provide a practical alternative to optical fiber for high data rate backhaul operations by providing a highly linear wireless connection over the large segments of contiguous unallocated spectrum available in the upper end of the mm wave band with approximately 100 times more power than available from solid state amplifiers now in backhaul service.  This additional power, combined with uniform gain over the available wide bandwidth, supports the complex coding schemes necessary to provide high data rate digital transmission.

Stratospheric Platforms

The Internet has been the vehicle that has driven the growth of commerce, revolutionized the access to information and enhanced the quality of life throughout the developed world.  Unfortunately, there remain billions of people who lack access to the basic telecommunications infrastructure needed to connect online.  A number of entrepreneurs see a relatively inexpensive way to provide this missing terrestrial telecommunications infrastructure by launching a flotilla of stratospheric platforms filled with radio transmitters that will operate well above the operating altitude of airline traffic and will serve effectively as very tall transmission towers.

The Teraphysics plan is to equip stratospheric platforms (balloons, drones, and high altitude airplanes) with its amplifiers to provide ultra-high data rate infrastructure over populated areas.  Potential applications for our high frequency amplifier would be in Feeder Links, Inter-satellite links, and possibly in subscriber applications to mobile platforms such as commercial airplanes and ships.  Links between satellites and the high altitude stratospheric platforms (Airplanes, Drones, and balloons) as a relay layer.

Opportunities above 100 GHz

                 The first business opportunity for Teraphysics will be to provide links operating in E-Band, the contiguous spectrum at 71 to 76 and 81 to 86 GHz where low power solid state radios are already in operation.  However, in the long term there is no other amplifier that can provide the power and gain flatness over the very wide bands of unallocated contiguous spectrum available above 100 GHz.  The upper end of the mm wave band has wide bands of potentially useable spectrum, which are presently not allocated.  These high frequency bands offer the possibility of unique commercial applications that go far beyond current communications services.  The large bandwidths available at these high frequencies can support ultra-high data rates in the tens to hundreds of Gbps. In addition to the 10 GHz of contiguous spectrum in the E-Band, there are also 40 and 100 GHz of contiguous spectrum at center frequencies of about 140 and 240 GHz, respectively.

These center frequencies, which are illustrated above, are particularly attractive for ultra-high data rate commercial communications because they are located at atmospheric windows where the atmospheric attenuation is at a relative minimum.  These higher frequencies are also in the sweet spot for application of Teraphysics’ innovative fabrication technology.

The advantage of employing mm wave technology is demonstrated below where the achievable data rates are compared for copper, existing wireless microwave, E-band with solid state (SS) technology, fiber, E-band, 140 GHz, and 240 GHz wireless links with Teraphysics’ TWT technology.  Note, wireless transmission using E-band and Teraphysics’ TWT amplifier can offer a 444 times increase in data rates over copper, and about a 57 times increase over existing microwave links. 140 and 240 GHz links would offer 1333 and 3333 times increases over copper, respectively. Note, data rates of 40 and 100 Gbps per fiber have been reported in laboratory environments, but not typically experienced in the field.  Wireless transmission at 240 GHz using Teraphysics’ TWT amplifier may exceed even the highest reported fiber laboratory demonstration.

As we emphasized previously, it is expensive to lay fiber in urban areas and it is an environmentally complex undertaking.  Implementing a wireless link at E-band, 140 GHz or 240 GHz would be a much less costly alternative.  Mm wave transmission is also preferred over optical fiber for the transmission of timely financial data where the utmost speed is required.

The figure above showed conservative estimates of achievable data rates using the Teraphysics TWT amplifier compared to the state of the art solid state power amplifier (SSPA) over a range of 1.4 km (.87 miles).  The table below provides more detail on the link calculations.  Note, if higher order modulation schemes are employed at E-band, data rates will approach 23 Gbps.  These would increase further if even higher order modulation schemes are used such as 128- or 256-QAM, but that would be accomplished at the expense of shorter range.

Wireless links are subject to rain fade.  All of the links in the table above have been calculated for 99.999% (five nines) availability, which is a requirement for carrier class service.  The standard measure to achieve this is to allow 29.9 dB per km of margin to allow for rain fade for operation in the northeastern US.  For 99.999% availability, the link can be allowed to be blocked by rain for only 5 minutes per year.

A major advantage of the additional power of the Teraphysics amplifier can be realized in applications where five nines is not required.  For example, in the table below, derived from ETSI White Paper 15, July 2016, the range of the Teraphysics amplifier is compared to solid state amplifiers operating with 99.99% availability (54 minutes outage per year) and 99.9% (9 hours), respectively.

For some applications, an outage of one or ten minutes per week might be quite acceptable.  A severe rain storm is typically only about 3 km wide.  Because of the lower attenuation associated with reduced availability, the higher power of the Teraphysics TWT allows the signal to pass through the rain storm into clear air to achieve a significantly greater range.  Conversely, the higher power could provide relatively shorter links, say, less than a km to be virtually uninterruptable by rain.

The Teraphysics Amplifier

               What makes our mm wave amplifier commercially attractive for these ultra-high data rate communications applications?  It is an amplifier capable of providing tens of watts of average output power that is compact, and highly linear with very flat gain over a broad range of frequencies to prevent distorting the complex, modulated signal necessary for ultra-high data rates.  By operating this amplifier well below saturation at 3 watts, which is the maximum allowed by the FCC, it becomes exceptionally linear.  Again, our main focus for mm wave commercialization is on high data rate communications at E-band, 140 GHz and 240 GHz.

With its recent developments, Teraphysics is poised to dominate the emerging mm wave communications industry with a family of miniature helical traveling wave tube amplifiers with unprecedented bandwidth and gain flatness.    The first prototype mm wave helical TWT, a 94 GHz, 26 Watt amplifier with an efficiency of 53% funded by NASA JPL and DARPA, is in test and is achieving predicted results.  This tube is capable of operating from 73.5 to 96.5 GHz.  The TWT weighs 18.5 ounces and has the footprint of a business card.  Compared to conventional TWTs, this is a weight and size reduction of approximately 90%.

This miniaturization is achieved by using three Teraphysics technology developments: the lithographically fabricated diamond supported helical slow wave circuit, the micromilling of the supporting circuit block, and the introduction of a novel periodic magnetic focusing structure.  These are illustrated in the following graphic.  With the 94 GHz TWT, we have created a physical platform that can be applied to all devices that we develop in the future, regardless of frequency.

The Teraphysics devices have been designed from the start for volume manufacturability.  Typically, experimental devices are fabricated one at a time, but, even as prototypes, the Teraphysics TWTs are manufactured in batches.   The helical TWT is literally the only electron device capable of efficiently providing high power and high gain amplification over a multioctave bandwidth. It is commonly used terrestrially as an uplink transmitter to communications satellites and for radio frequency transmission in space, both from orbiting platforms and from deep space probes, as well as in a wide range of military systems for communications, radar and electronic countermeasures.

Applications for mm wave devices seem to be limited only by human inventiveness. Among the other applications identified are advanced cloud and precipitation radars, as well as high resolution synthetic aperture radars for applications such as dismount detection where humans must be identified in high clutter environments. In addition, mm wave sensors are becoming standard on automobiles for collision avoidance.  The Department of Defense is also exploring the use of mm waves to provide high data rate communications.

Although the first 94 GHz TWT has not yet been packaged for commercial sale, mmLink™ has been approached by several industry representatives to discuss potential teaming arrangements including Battelle, Boeing, SAIC, RAJANT, Lockheed Martin, Space Systems Loral, Kymeta, O2, Ball Aerospace, Sierra Nevada Corp., Honeywell, LGS Innovations, Cobham, Northrop Grumman, Trex, and TiaLinx.  The latter five corporations have collaborated with Teraphysics on government proposals.

Products

Description of mmLink™ Product Line

Teraphysics has developed a class of mm wave compact mmLink™ amplifiers with bandwidth that no other mm wave technology can match.  The combination of wide bandwidth and linear amplification at mm wave frequencies offers the possibility of significant improvements in the data rate not achievable within the present state of the art.  The first of these amplifiers, a 25 W, 94 GHz helical TWT, is approximately one tenth the size and weight of a conventional device.  The mechanical structure of this TWT has been designed to serve as a platform for future Teraphysics amplifiers that will share many of the same interchangeable components while operating at a variety of frequencies throughout the mm wave band or even higher into the THz band.

High Power E Band Radio

              Teraphysics will source low cost solid state E-Band radios from various manufacturers and integrate 71-76 GHz and 81-86 GHz high power vacuum electronic amplifiers into them.  This will result in a commercially mature solid state E-Band radio operating at the FCC maximum allowable power for wireless backhaul communication platforms.

Our immediate target markets will be applications where fiber optic systems are impractical and solid state wireless systems are inadequate.  We will focus on applications that require reliable service with very high data rates such as financial institutions, military operations, premier office buildings and office parks, sports arenas, business districts, government buildings and critical medical environments. With the development of these high frequency, broad bandwidth devices, Teraphysics has no effective competition in the upper end of the mm wave band.  The constant gain (the ratio of output power over input power) over very broad bandwidth that is characteristic of the mmLink™ amplifiers makes them ideally suitable for operation over the very large bands of contiguous unallocated mm wave spectrum available.   In contrast, the lower portions of the spectrum are divided into multiple small allocations, each with strong constituencies.

In summary, mmLink™ has reinvented the common helical slow wave circuit by utilizing modern computer modeling, by introducing CVD diamond that is grown in place, which is chemically etched and selectively metalized, and by adapting microfabrication and micromilling technologies.  The result is a novel helical slow wave circuit that is operable at frequencies ten times higher than previously possible and that retains the broad bandwidth capabilities that have made the helical TWT the amplifier of choice in the microwave band.

Product Scalability

Although Teraphysics’ newly developed amplifiers are vacuum electronic devices that will have a relatively high initial cost, they will become price competitive as volumes increase similar to the history of all electronic devices.  In 2017 Teraphysics will concentrate its sales efforts on value added, high margin, and non-regulated enterprise opportunities for wireless that can absorb higher initial product costs.  That strategy will leave the larger, highly competitive, cost conscious regulated segment of the market available for us to license, partner or sell our technology to the major equipment suppliers to the telecom industry.  This two-fold strategy will allow Teraphysics to continue selling in value added enterprise markets, e.g., smart cities, where we expect considerable growth.

Company & Technology History

Overview

Teraphysics has recently achieved a major breakthrough in mm wave technology, creating a suite of miniaturized amplifiers that can dramatically expand current wireless telephony with dramatically improved backhaul and connectivity.  Because of the rapidly growing need within the telecommunications industry for amplifiers that can operate in the upper end of the mm wave band, Teraphysics created mmLink™, to facilitate its efforts to market its unique devices.  Specifically, the miniature helical traveling wave tube developed by Teraphysics is the only amplifier capable of producing significant power with negligible gain variation over the large segments of unallocated spectrum available in the upper end of the mm wave band.  This patented capability presents an extraordinary opportunity for the expansion of commercial telecommunications.

Technology Credentials

               The invention and development of Teraphysics unique suite of electron devices has been the primary undertaking of Drs. James A. Dayton, Jr., CTO, and Carol L. Kory, Vice President, Technology Development.  Over the course of their careers, Drs. Dayton and Kory have essentially reinvented the helical slow wave circuit.  This was the slow wave circuit used in the first traveling wave tube ever built, more than 70 years ago.  Over the next 50 years, perhaps a million of these devices were built without anyone ever having an accurate method to design them.  Until their work at the NASA Lewis (Glenn) Research Center in the late 1990s, this aspect of vacuum electronics was considered a black art.  Today, first pass design success is achieved routinely throughout the international vacuum electronics community using the methods Drs. Kory and Dayton first introduced.

Dr. Dayton’s reputation and experience in the communications field led to Teraphysics receiving several U.S. Government contracts.  Since 2012, Dr. Kory has assumed the role of Principal Investigator on Teraphysics government contracts. Several next generation diamond-based vacuum electron device inventions arose from various contracts with the following agencies:

•	The National Aeronautics and Space Administration Jet Propulsion Laboratory (JPL)
•	The Defense Advanced Research Projects Agency (DARPA)
•	The Air Force Research Laboratory (AFRL)
•	The Air Force Office of Scientific Research (AFOSR)
•	The Army Research Laboratory Office (ARO)

•	The National Reconnaissance Office (NRO)
•	The Department of Energy (DOE)

Dr. Gerald T. Mearini, Teraphysics President, began working in 1991 as a National Research Council Fellow at NASA Lewis (Glenn) Research Center under Dr. Dayton.  Dr. Mearini developed a lasting relationship with Dr. Dayton, a pioneer in microwave communication devices for space-based applications. Their early research on the electronic properties of laboratory grown diamond resulted in the highest known measurements of secondary emission from diamond and the demonstration of a diamond based electron multiplier. The continued employment of selective diamond growth technology by Dr. Mearini has led to breakthroughs in vacuum microelectronic device design.

Competitive Technologies

There are currently no known mm wave power amplifiers, either in development or commercially available, which are capable of operating over all of the bands of interest (71-76 GHz, 81-86 GHz, 120-160 GHz, and 190-290 GHz), and able to produce substantial output power, gain flatness, and bandwidth other than the mmLink™ mm wave amplifiers.

Problems with Commercialization of Other Millimeter Wave Amplifier Methods

In managements’ discussions with mm wave researchers, applications developers, and potential system customers, the unanimous conclusion is that a compact, sufficiently powerful, wideband, linear, mm wave amplifier capable of covering all of the bands of interest does not currently exist.  Several approaches towards the development of mm wave power amplifiers are currently being utilized by organizations attempting to develop commercially viable solutions.  The following charts illustrate the most widely discussed amplifiers of mm wave power, compared to the Teraphysics devices, with a highlight towards the intractable problems faced by these alternative approaches.  For a power amplifier to be commercially viable, the device must have the following attributes.

•	Capability to scale in frequency and bandwidth to operate over the following frequencies (assumes multiple devices):
-	A: E-band (71-76 GHz, 81-86 GHz)
-	B: 120-160 GHz
-	C: 190-290 GHz
•	Power (tens of W) to provide meaningful output power with enough margin for backoff to support high order modulation schemes. Compact Size (<2 lbs., < 5 cubic inches)
•	Linearity to enable large data rates (tens of Gbps)
•	Minimal in-band gain variation (< 1 dB)

The table focuses on technology producing mm wave power between approximately 70 and 300 GHz since frequencies below that do not have the available FCC bandwidth allocations to enable ultra-high data rates.

Millimeter-Wave Amplifiers

Type	Institution of Most Recent Or Notable Attempt	Average Output Power (W) A: E-band B: 120-160 GHz C: 190-290 GHz	Size Weight (lbs.)	1 dB Gain Variation Over Bandwidth? A: E-band B: 120-160 GHz C: 190-290 GHz	Why It’s Not Commercially Viable
Teraphysics / mmLink™ Helix TWTs	Teraphysics / mmLink™	A: 10-50 B: 15 C: 12	Credit Card 1.0	A: Yes B: Yes C: Yes	Commercially Viable
Helix TWTs	L-3	A: 75 B: N/A C: N/A	Shoebox ~12	A: Yes B: N/A C: N/A	Currently limited to operation below 75 GHz
Other TWTs	Northrop Grumman, CPI, Teledyne, L-3, InnoSys	A: 180 B: 140 W (Peak) C: 31 W	Shoebox ~10–180	A: No B: No C: No	Bandwidth limited and heavy
Solid State	Millitech, HXI, GigOptix, Hitite, Fujitsu, JPL, Northrop Grumman	A: 0.1- 1.5 B: ~0.025 C: ~0.005 - 0.010	Baseball ~1-2	A: Yes B: No C: No	Low Power/limited bandwidth
Solid State Power Combining	QuinStar Technology, Wavestream	A: 10 - 45 B: N/A C: N/A	Softball ~2-5	A: Yes B: N/A C: N/A	Low maturity Limited bandwidth

Intellectual Property

US patents have been granted to Teraphysics for its helical structured vacuum electron sources and amplifiers, and the associated nanomaterials manufacturing process.  International patents have been either applied for or granted in Canada, China, Europe, India, Japan and Korea.  (More detailed information on Teraphysics’s patents will be made available on request.)

Title		Patent or Application Number	Date Issued
High Frequency Helical Amplifier and Oscillator	US Patent Number	8,884,519 B2	11/11/2014
High Frequency Helical Amplifier and Oscillator	US Patent Number	8,847,490 B2	9/30/14
High Frequency Helical Amplifier and Oscillator	US Patent Number	8,624,494	1/7/2014
High Frequency Helical Amplifier and Oscillator	US Patent Number	8,624,495	1/7/2014
High Frequency Helical Amplifier and Oscillator	US Patent Number	8,618,736 B2	12/31/2013
High Frequency Helical Amplifier and Oscillator
US Patent Number
International Patent Application
Japanese Patent Application
Korean Patent Application
Indian Patent Application
European Patent Application
Chinese Patent Application
Canadian Patent Application
		8,179,048 B2 PCT/US2008/054555 JP2009-550623 7019721/2009 4867/CHENP/2009 8780440.7 2.009E+11 2,678,885	5/15/2012
Combined Sub mm TWT & BWO	US Patent Number International Patent Application	7,679,462 B2 PCT/US2007/016020	3/16/2010
Traveling Wave Tube	US Patent Number	6,917,162 B2	7/12/2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of our operations should be read together with our audited financial statements for December 31, 2015 and 2016 and related notes appearing at the end of this Annual Report.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in our Offering Circular filed with the SEC.

Since our incorporation in 2004, we have been engaged primarily in the reinvention by miniaturization of high frequency vacuum electronic devices (VEDs) and the raising of funds from government agencies and investors to support those efforts. We are considered to be a developmental stage company, since we are devoting substantially all of our efforts to establish our business, and planned principal operations have not commenced. We successfully tested VED prototypes in October 2014 and since then have continued the advancement of VED technology through R & D efforts and additional developmental contracts with various U.S. governmental agencies.

Our cash inflow since inception through March 31, 2017 has been $22,094,000 from two primary sources:
• Government Agency Contracts $ 6,667,000
• Independent Investors $15,427,000
• Total: $22,094,000

Operating Results & Trend Information

We have not generated commercial revenues to date and do not anticipate doing so until 2018.  Over the past several years we have developed breakthrough wireless technology that operates at high mm wave frequencies at power levels not previously attainable by the wireless industry.  The industry recently recognized the need for mm wave devices in order to meet 5G data transmission requirements for 2020 and beyond, the standards for which will not be promulgated until 2018/2019.

Next Generation Mobile Networks Alliance (NGMN) defined a 5G roadmap as an ambitious time-line for the launch of first commercial systems in 2020. At the same time, it defined a reasonable period for all of the industry to carry out the required activities (such as standardization, testing, trials) ensuring availability of mature technology solutions for the operators and attractive services for the customers at launch date. The key milestones are:

-	Detailed requirements ready end of 2015
-	Initial system design in 2017
-	Trials start in 2018
-	Standards ready end of 2018
-	Commercial system ready in 2020

Future Growth Plan

As bandwidth requirements continue to grow exponentially there is a massive densification of "micro cells" that has just begun in wireless backhaul to enhance service between the fiber optic backbone and Internet users. This space is easily adaptable to the implementation of our high bandwidth mm wave technology, which can substantially enhance spectrum reuse:

Source - The International Wireless Consortium

Our strategy going forward is to create strategic partnerships that will provide systems development capital in exchange for various market exclusivity conditions.

To gain industry acceptance of our transformational technology we will construct a prototype high mm wave frequency data transmission backhaul system to demonstrate its high bandwidth capabilities.  The commercialization phase will require the construction of a pilot manufacturing facility that we plan on bringing on stream in early 2018 to begin order fulfillment later in 2018.

On July 2, 2015, we initiated a new $750,000 contract with AFRL that will run until October 2, 2017. This contract resulted in $170,799 in revenue during 2015 and $557,279 in revenue during 2016.

In January 2016, we were selected by DARPA for a $1.57 million, four-year award from the INVEST program which begin in April 2016. This contract will support a good portion of the development of technology that parallels our interest in commercial telecommunications.

Liquidity and Capital Resources

The Company has experienced negative cash flows from operations and net losses since inception. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities or the raising of additional capital to finance its operations. The Company’s failure to raise capital could have a negative impact on the financial condition and the ability to pursue certain business strategies.

We are seeking funding through interim financing which could be a combination of equity and/or loan funds. In the event the Company does not complete its interim funding; the Company may seek additional funding through private financings. No assurance can be given that the Company will be successful in these efforts, as the Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.
As of December 31, 2016, we had negligible cash of $13,960 and current assets of $306,245.  At that date, we had liabilities totaling $5,191,141, with essentially all of it payable to:

•	Founders and key employees deferred compensation - $2,364,917

•	Law firm and patent counsel - $1,059,596

•	Professional service firms - $325,314

•	Individuals - $933,258

•	Affiliates - $466,747

The majority of the above individuals and organizations have agreed to forego payment of obligations due to them until Teraphysics experiences a monetization event in excess of $50 million. Teraphysics intends to settle all or a portion of these obligations from proceeds of that monetization event or the hypothecation of 1 million shares of Teraphysics Founder common shares at market price that have been reserved for this purpose.  We do not intend to pay any of these obligations from the proceeds from this offering.

Plan of Operations

For the immediate twelve months following the contemplated equity funding reflected in the offering circular, Teraphysics will undertake the first phase of its commercialization plan to build a micro backhaul system, equip a test laboratory, and initiate terrestrial market development.  These activities can be accomplished by achieving the minimum offering amount reflected in this offering circular.  The remainder of the proceeds beyond the minimum offering level will be utilized in following years to develop a pilot plant, acquire production capacity, inaugural steps in developing our stratospheric technology platform, and the enhancement of our intellectual property in the higher frequency millimeter wave wireless transmission frequencies.  A major focus and goal of our strategy will be the inclusion of our unique mm wave technology in the 5G standards that will be promulgated in accordance with the 2018-2019 roadmap established at the March 2015 Barcelona Mobile World Congress.  Management anticipates that proceeds from this offering will satisfy cash requirements over the next six months to enable implementation of the above plan of operations.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Our directors, executive officers and significant employees, and their ages as of December 31, 2016 are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Louis Fisi	Chairman and Chief Executive Officer	82	2006
Gerald Mearini	President	53	2006
James Dayton	Chief Technology Officer	79	2006

Directors:
Louis Fisi	Director	82	2006
Gerald Mearini	Director	53	2006
James Dayton	Director	79	2006
Gerald Cowden *	Director	67	2015
Jerry Cuomo **	Director	79	2006
Thomas Honeywill **	Director	78	2006
Alan Williams **	Director	69	2015

Significant Employees:
Dale Miller	Executive Vice President	69	2010	10 hours per week
G. Thomas Welsh	Chief Financial and Administrative Executive	65	2015	30 hours per week
Carol Kory	Vice President of Technology	47	2006	30 hours per week
Donald M. Battista	Chief Business and Market Strategy Director	49	2012
Robert Leskovec	Director of Electronics Development	74	2014	20 hours per week

Advisors:
Michael McLaughlin	Advisor	65	2016
Om Gupta	Advisor	64	2015
Arunas Slekys	Advisor	70	2015
Charles Kolker	Advisor	76	2010
Stan Toncich	Advisor	60	2015

  * External Legal Counsel
** Independent Director
All of our executive officers and significant employees work full-time for Teraphysics, except as designated in the table above.  There are no family relationships between any director, executive officer or significant employee.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.  There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position

BUSINESS EXPERIENCE:

Louis S. Fisi - Chairman, CEO & Co-Founder
Mr. Fisi has been the Chairman and CEO of Teraphysics Corporation since its founding.  His primary focus has been the promotion and strategic development of Teraphysics Corporation and fundraising to support R&D and business development efforts.

As a CPA, Mr. Fisi practiced at the international accounting firm now known as Ernst and Young.  He was a founding member of Advanced Lighting Technologies, Inc. (ADLT), and served as its CFO, EVP, and Director where he successfully led ADLT to an IPO and the raising of several hundred million dollars and subsequent offerings.  Mr. Fisi has a BSBA from the University of Akron and an Executive MBA from the University of Indiana.

Gerald T. Mearini, Ph.D. – President & Founder
Dr. Gerald T. Mearini received a Ph.D. in experimental physics in 1991 from Case Western Reserve University (CWRU).  He pioneered chemical vapor deposited (CVD) diamond-based vacuum electronic devices with James Dayton at NASA Lewis from 1992-95.  In 1995 He founded GENVAC Aerospace, Inc., the predecessor of Teraphysics/ mmLink™ which designs and manufactures electro-optical filters for night-vision and infrared applications in military optics.  He is the inventor on 16 patents involving CVD diamond, diamond-based devices and thin film technology.  He has numerous publications and is both an Adjunct Professor of Physics and the Chairman of the Engineering-Physics Advisory Committee at CWRU.

James A. Dayton, Jr., Ph.D. - Chief Technology Officer & Co-Founder
Dr. James A. Dayton, Jr. has been a pioneer in the application of efficiency enhancement, computer aided design, and micro fabrication technology for the development of vacuum electron devices operating at mm and sub mm wavelengths.   Dr. Dayton received a Ph.D. in EE from the University of Illinois in 1965.  He is presently the Chief Technology Officer of Teraphysics Corporation and mmLink™.

Dr. Dayton began his career as a Research Engineer, working on plasma diagnostics at Cornell Aeronautical Laboratory in Buffalo, NY.  In 1967 he joined the NASA Lewis (Glenn) Research Center in Cleveland, OH, and was assigned to the Microwave Amplifier Section in 1971.  From then until his retirement from NASA in 1998, Dr. Dayton’s work as a researcher and supervisor was primarily in the area of efficiency enhancement of the TWT with particular emphasis on computer modeling.  He produced the first computer models of multistage collectors, and under his leadership TWTs of unprecedented efficiency were developed for the NASA missions, Mars Observer and Cassini.

In August 1998 Dr. Dayton was recruited by Hughes Electron Dynamics (later Boeing Electron Dynamic Devices) of Torrance, CA to serve as Director of Technology and Advanced Development.  Under his direction, computer modeling techniques developed at NASA with Dr. Kory were reduced to industrial engineering design practice at Hughes/Boeing, leading to first pass success in the development of highly efficient TWTs operating over a range from 2 to 45 GHz.  This resulted in an unprecedented number of new devices entering production.  In 2001 he joined GENVAC Aerospace Corporation, Teraphysics’ predecessor, where his interest has been in application of CVD diamond to high frequency oscillators and amplifiers.  He is the Chief Technology Officer of mmLink™.

Dale Miller – Executive Vice President
Dale Miller has extensive executive experience, having been the CEO or GM of several companies and divisions of major corporations such as H.J. Heinz and Novartis, all employing thousands of employees and generating hundreds of millions of dollars in revenues. In 1986, Mr. Miller was named President and CEO of Sandoz Agro for the North America sector.   In 1992 he became President and CEO of Sandoz Agro Ltd., responsible for its global business.

G. Thomas Welsh, M.B.A. – Chief Financial and Administrative Executive
Mr. Welsh has extensive background and proven expertise in finance, accounting, and human resources. He implemented fundamental improvements/changes in controls, financings and health at a $15 billion best-in-class global manufacturer of coatings, chemicals, glass and fiberglass over a span of 37 years working in 20 countries. He also has experience in global business operations and joint ventures.

Mr. Welsh has held executive positions in controllership, treasury operations, human resources and audit. He has an MBA from the University of Pittsburgh (1988) and a BS in accounting from the University of Akron (1973).

Carol L. Kory, D.E. – Vice President, Technology Development
Dr. Carol Kory received the M.S.E.E and the Doctorate in Engineering from the Cleveland State University in 1997 and 2000, respectively, while working full time at NASA Lewis Research Center.  In 1991 she served as a student intern in Dr. Dayton’s group at NASA Lewis.  She began full time employment as a NASA support contactor with Analex Corporation in 1992, working with the Communication Technology Division under Dr. Dayton. In 2000, Dr. Kory formed and became Program Lead for the Communications Component Research Group at Analex.  She became a part time employee of Calabazas Creek Research in 2001.  She has been a consultant to GENVAC continuously since 2002 and in 2007 became an employee of Teraphysics and later mmLink™.

Dr. Kory pioneered the accurate modeling of helical traveling wave tubes (TWTs) and is a world renowned expert in 3D electromagnetic codes.  She has acted as a long standing beta tester for several commercial electromagnetic codes.  Her work involves computational design and development of TWTs, klystrons, BWOs, antennas, passive microwave components, micromachining fabrication techniques, as well as business development.

Donald M. Battista – Chief Business and Market Strategy Director
Mr. Battista has extensive domestic and international management experience in marketing, business development and business strategy blueprinting for high growth technology companies, and he is charged with developing and executing Teraphysics’ business strategies with a clear vision towards long-term opportunities for Teraphysics’s technology platform.  He has more than 20 years of experience in developing and implementing business strategies for multi-million-dollar revenue growth initiatives for several rapid growth global companies.  He has a successful history of conceptualizing visions that drive aggressive revenue gains, earnings growth, and increased shareholder value for entrepreneurial minded companies.

Mr. Battista holds a Bachelor’s degree in Business from the University of Akron and completed his Executive Education at Case Western Reserve University Weatherhead School of Management.

Robert A. Leskovec, MS – Director of Electronics Development
Robert Leskovec received a BS and MS in Physics in 1966 specializing in VHF-UHF acoustics, developing electronics in High Voltage microsecond pulse technology.    From 1967 forward he served as Sr. Staff Physicist with Case Western Reserve University for 39 years heading up CWRU Electronic Services and instrumentation design for research in the College of Arts & Sciences, School of Engineering, and School of Medicine, and is still active as an advisor.    This included Nuclear Electronics Instrumentation Design, and orchestrating production of extensive equipment setups for work at Los Alamos, Fermi Lab, Brookhaven, and the University of Southern California, and special experiments at NASA Glenn, Catholic University, and John Carroll University.

Gerald W. Cowden, Esq. – External Legal Counsel and Director
Gerald W. Cowden is a practicing attorney and a founding partner of the law firm of Cowden & Humphrey Co. LPA.  Mr. Cowden received his Bachelor of Arts from Washington and Jefferson College and his Juris Doctorate from the University of Akron School of Law.  He has represented entrepreneurs and financial investors for over forty years.  Mr. Cowden is an investor, director or a trustee of a number of for profit entrepreneurial businesses, and not for profit and community organizations.  Mr. Cowden is the founder and President of the Meredith A. Cowden Foundation which raises funding for research and education to advance the treatment of Leukemia and graft vs. host disease.

Jerome Cuomo, Ph.D. - Independent Director; Distinguished Research Professor, North Carolina State University
Dr. Jerry Cuomo has been at North Carolina State University (NCSU) since 1993.  Dr. Cuomo joined NCSU in 1993 after 30 years with IBM's T.J. Watson Research Center, where he was Senior Manager of the Materials Processing Laboratory. While there, he developed innovations in materials synthesis and processes that enabled diverse technologies that include electron emission cathodes, tungsten films, ion beam technologies, amorphous magnetic materials and amorphous hydrogenated silicon. He has published >350 papers and has approximately 125 patents. Dr. Cuomo is a member of the National Academy of Engineering and a recipient of the 1995 National Medal of Technology.

Thomas Honeywill - Independent Director; Brigadier General USAF (Retired)
Thomas Honeywill was the Director of USAF Science and Technology, Pentagon; Commander of USAF Space Launch Operations; Program Director, USAF Stealth programs including the B-2 Bomber and F-117 Fighter; Thiokol Corporation VP for ICBM Programs and Operations of Kennedy Space Center.

Alan Williams - Independent Director
Alan H Williams, 68, received his Bachelor of Business Administration degree from the University of Houston and entered the computer industry in 1970, focusing on the software segment which was in its infancy at the time.   Williams served as a Director of startup Interface Technologies Corp. from 1983-1985, then founded Travis Software Corp. in 1986 and was CEO of that company until its sale in 2012.

Michael J. McLaughlin - Advisor
Mike McLaughlin is one of the country's most respected business advisors regarding the strategic role technology will play in helping businesses innovate, operate, and compete in the future.  He was Booz Allen & Hamilton's youngest management consultant ever hired (age 22), and the youngest elected partner (age 29). He established the firm's first global practice, and its most profitable - The Information Industry Group, which accounted for 20% of global revenue.  Mr. McLaughlin's active career spans approximately 25 years of classical management consulting, and 15 years of entrepreneurial endeavor.  He counseled the IBM board and Executive Committee on their turnaround in the 1990s when their business was in difficulty, and Wall Street was calling for a breakup.  Mr. McLaughlin worked with Steve Jobs and Apple executives on new product initiatives including the iPod, iTunes, and the iPhone. He provided counsel to AT&T regarding its breakup in the 1980s; to its spinout Pacific Telesis to develop the first wireless/data service; and later again to AT&T on the launch plan for the first cellular phone service.

Mr. McLaughlin received his B.S. degree in Economics and Computer Science from the University of Illinois.  He is a current Board member for Hopedale Medical Foundation, a former director for Technology Solutions Company (TSC), and a former Advisory Board director for General Magic Company, a spinout from Apple.

Om Gupta, Ph.D. – Advisor
Om Gupta is an International Business Development Professional with Marketing, Product Development and Strategy experience in satellite systems, hosted payloads, mobile and fixed wireless networks, aerospace, and aviation.  Mr. Gupta invented satellite-based global aircraft surveillance concept by using hosted payloads on satellites.  He is a technical expert in satellite communication and terrestrial wireless networks.

Arunas Slekys, Ph.D. – Advisor
Dr. Slekys is vice-president of corporate marketing for Hughes, responsible for managing marketing, communications and advocacy initiatives worldwide. Previously responsible for its family of digital cellular, wireless loop and wireless data (CDPD) systems, which were successfully marketed in the United States, China, Czech Republic, Russia and the Asia/Pacific region. He is the elected chairman of the board of the Global VSAT forum.

Charles Kolker – Advisor
Charles Kolker is the Managing Director of V3 Capital Strategies, LLC, and has over 20 years of experience providing corporate finance services to a large variety of publicly and privately-held businesses. Prior to joining V3 Capital Strategies, LLC, Mr. Kolker was an Executive Vice President at Investors Capital Markets, Inc. While at Investors Capital Markets, Inc., Mr. Kolker was involved in investment banking and strategic transactions which includes advising businesses on mergers and acquisitions, including initiating and negotiating the sale of private companies, private placements of debt and equity and business valuations. Mr. Kolker has worked with companies in a variety of industries including finance companies, public airlines, telecommunications, theme park and water parks, and information technology.

Stan Toncich, Ph.D. – Advisor
Stan Toncich has 20 years’ experience in the high volume commercial wireless communications industry, and he is currently the Principal RF Systems Engineer for Cubic Corporation.  Prior to this position, Dr. Toncich was the Senior Staff Engineer, Corporate Research Development for advanced radio technology effort of LTE and 5G at Qualcomm, Inc.  Dr. Toncich’s responsibilities include exploring high frequency, wide bandwidth PA characterization and carrier aggregation for 5G systems.  He has developed industry test standards for MIMO systems in the RAN4 working group.  Dr. Toncich has 67 patents issued and over 25 more in-process.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of March 31, 2017 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group.  We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.  Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Name and address of beneficial owner(1)	Amount and nature of beneficial ownership(2)	Amount and nature of beneficial ownership acquirable	Percent of class(3)

Louis Fisi (4)	16,514,248	0	26.0%
Gerald Mearini (5)	10,430,592	0	16.4%
James Dayton (6)	7,912,980	0	12.4%
All directors and officers as a group (7 persons)	39,883,935	0	62.7%
_________________________________

(1) Except as otherwise noted, the address of each person listed is c/o Teraphysics Corporation, 110 Alpha Park, Cleveland, Ohio 44143
(2) Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3) Based on 63,634,648 shares of common stock outstanding as of December 31, 2016
(4) Mr. Fisi is the Chief Executive Officer of Teraphysics. Calculation includes 7,738,248 shares of common stock held by Louis Fisi personally, 3,811,688 shares of common stock held by Hockey Stick Seed Capital Fund, LLC of which Louis Fisi is Managing Director, 2,121,875 shares of common stock held by C&F Investors of which Louis Fisi is Majority Partner, 1,060,937 shares of common stock held by GENVAC Holdings, LLC of which Louis Fisi is Managing Director and 1,781,500 shares of common stock held by members of Mr. Fisi’s immediate family.  Mr. Fisi disclaims beneficial ownership of these securities held by his immediate family members, and this disclosure shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.
(5) Mr. Mearini is the President of Teraphysics. Calculation includes 9,768,092 shares of common stock held by Mr. Mearini personally and 662,500 shares of common stock held by members of Mr. Mearini’s immediate family.  Mr. Mearini disclaims beneficial ownership of these securities held by his immediate family members, and this disclosure shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.
(6) Mr. Dayton is the Chief Technology Officer of Teraphysics. Calculation includes 7,450,980 shares of common stock held by Mr. Dayton personally and 462,000 shares of common stock held by members of Mr. Dayton’s immediate family.  Mr. Dayton disclaims beneficial ownership of these securities held by his immediate family members, and this disclosure shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than loans provided by the founder and/or from the founder’s entities to Teraphysics on the same basis as other lenders, there are no transactions where management has a direct or indirect personal interest. See Note 4 to the Financial Statements for more information on these loans.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

Signatures

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this 1-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on April 30, 2017.

TERAPHYSICS CORPORATION.

By:	/s/ Louis Fisi
Louis Fisi, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Louis Fisi	Chief Executive Officer and Director (Principal Executive Officer)	April 30, 2017
Louis Fisi
/s/ Gerald Mearini
Gerald Mearini	President	April 30, 2017
/s/ James Dayton	Chief Technology Officer	April 30, 2017
James Dayton
/s/Gerald Cowden	Director	April 30, 2017
Gerald Cowden
/s/ Jerry Cuomo	Director	April 30, 2017
Jerry Cuomo
/s/ Thomas Honeywill	Director	April 30, 2017
Thomas Honeywill
/s/ Alan Williams	Director	April 30, 2017
Alan Williams

To the Board of Directors of
Teraphysics Corporation
Cleveland, Ohio

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Teraphysics Corporation, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teraphysics Corporation, as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not yet commenced planned principal operations, has not generated profits since inception, has a stockholders’ deficiency of $4,61,043 and $4,261,585 as of December 31, 2016 and 2015, respectively, and has sustained net losses of $1,570,008 and $1,502,358 for the years ended December 31, 2016 and 2015, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
May 1, 2017

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015:

TERAPHYSICS CORPORATION
BALANCE SHEETS
As of December 31, 2016 and December 31, 2015

	2016	2015
ASSETS
Current Assets:
Cash and cash equivalents	$13,960	$14,937
Accounts receivable - government contracts	79,506	11,791
Accrued interest receivable	47,200	35,400
Shareholder loans	35,000
Deferred offering costs	129,944
Prepaid expenses	635	55,391
Total Current Assets	306,245	117,519

Property and Equipment
Property and equipment, at cost	33,503	30,343
Less: Accumulated depreciation	(30,493)	(30,343)
Total Property and Equipment	3,010	-

Other Assets:
Note receivable from affiliate	595,842	246,005
Total Other Assets	595,842	246,005

TOTAL ASSETS	$905,097	$363,524

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$1,175,461	$1,146,740
Accrued payroll	29,847	17,656
Accrued expenses	63,694	64,487
Notes payable - current portion	477,485	257,290
Total Current Liabilities	1,746,487	1,486,173
Long-Term Liabilities:
Notes payable - net of current portion	3,419,653	3,138,936
Total Liabilities	5,166,140	4,625,109

Stockholder's Equity (Deficiency):
Series A convertible preferred stock; $0.0001 par, 5,000,000 shares authorized, 213,000 and 518,000 shares issued and outstanding at December 31, 2016 and December 31, 2015 respectively.
Convertible into two shares of common stock	129	129
Common stock, $0.0001 par, 95,000,000 shares authorized,
63,634,648 and 61,415,898 shares issued and outstanding
at December 31, 2016 and December 31, 2015, respectively.	6,113	5,971

Additional paid-in capital	17,226,962	15,656,544
Note receivable for capital contribution in exchange for stock	(590,000)	(590,000)
Accumulated deficit	(20,561,737)	(18,991,730)
	(3,918,543)	(3,919,085)
Less: Treasury stock - 336,500 shares as of June 30, 2016 and
December 31, 2015, at cost	(342,500)	(342,500)
Total Stockholders' Equity (Deficiency)	(4,261,043)	(4,261,585)

TOTAL LIABILITIES AND STOCKHOLDERS" EQUITY (DEFICIENCY)	$905,097	$363,524

TERAPHYSICS CORPORATION
STATEMENTS OF OPERATIONS
For the Years ended December 31, 2016 and 2015

	2016	2015

Government grant revenue	$747,014	$170,799
Technology royalties - related party	97,539	48,535
Net revenues	844,553	219,334
Cost of net revenues	-	-
Gross Profit (Loss)	844,553	219,334

Operating Expenses:
General & administrative	1,657,213	1,265,433
Research & development	653,692	380,555
Marketing	4,880	30,537
Loss on disposal of assets		5,075
Total Operating Expenses	2,315,785	1,681,600

Loss from operations	(1,471,232)	(1,462,266)

Other Income (Expense)
Management fee income	48,000	48,000
Interest income	11,800	11,800
Interest income - related party	18,527	5,223
Interest expense	(177,103)	(105,115)
Total Other Income (Expense)	(98,776)	(40,092)

Provision for Income Taxes	-	-

Net Loss	$(1,570,008)	$(1,502,358)

Weighted average common shares outstanding
-Basic and Diluted	62,895,494	59,615,396
Net loss per common share
-Basic and Diluted	$(0.02)	$(0.03)

TERAPHYSICS CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2016 and 2015

	Series A Convertible
	Preferred Stock		Common Stock
						Note
						Receivable for
	Number of		Number of		Additional Paid-	Capital	Accumulated	Less:	Total Stockholders'
	Shares	Amount	Shares	Amount	In Capital	Contribution	Deficit	Treasury Stock	Equity (Deficiency)

Balance at January 1, 2015	1,288,000	$129	58,651,478	$5,892	$15,067,623	$(590,000)	$(17,489,371)	$(331,000)	$(3,336,727)

Exercise of common stock warrants			280,000	20	1,980				2,000
Conversion of preferred stock	(770,000)		1,540,000
Issuance of common stock for cash			955,920	59	586,941				587,000
Repurchase of common stock			(11,500)					(11,500)	(11,500)
Net loss							(1,502,358)		(1,502,358)

Balance at December 31, 2015	518,000	$129	61,415,898	$5,971	$15,656,544	$(590,000)	$(18,991,729)	$(342,500)	$(4,261,585)

Exercise of common stock warrants		$-	100,000	$2	$37,498	$-	$-	$-	$37,500
Discounted value of warrants					$64,100				64,100
Stock based compensation					$48,100				48,100
Conversion of preferred stock	(305,000)		610,000
Issuance of common stock for cash			901,000	90	900,910				901,000
Issuance of common stock for services			372,750	37	372,713				372,750
Exercise of common stock options			235,000	13	147,087				147,100
Net loss							(1,570,008)		(1,570,008)

Balance at December 31, 2016	213,000	$129	63,634,648	$6,113	$17,226,952	$(590,000)	$(20,561,737)	$(342,500)	$(4,261,043)

TERAPHYSICS CORPORATION
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities
Net Loss	$(1,570,008)	$(1,502,358)
Adjustments to reconcile net loss to net cash used
in operating activities:
Depreciation and amortization	150	8,062
Loss on disposal of auto		5,075
Deferred Compensation	226,569	629,822
Services paid in common stock	372,750
Amortization of cashless warrants discount	19,550
Stock options exercised for services performed	127,100
Stock based compensation	48,100
Deferred offering cost	(129,944)
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(67,715)	25,706
(Increase)/Decrease in prepaid expenses	54,756	(316)
(Increase)/Decrease in accrued interest receivable	(11,800)	(11,800)
Increase/(Decrease) in accounts payable	28,722	158,395
Increase/(Decrease) in accrued expenses	(793)	10,245
Increase/(Decrease) in accrued payroll	12,191	(4,461)
Increase/(Decrease) in accrued interest on notes payable	154,417	98,655
Net Cash Used In Operating Activities	(735,955)	(582,975)

Cash Flows From Investing Activities
Purchase of equipment	(3,160)
Loan to shareholder	(35,000)
Issuance of note receivable from affiliate	(349,838)	(246,005)
Proceeds on disposal of property and equipment		38,244
Net Cash Used In Investing Activities	(387,998)	(207,761)

Cash Flows From Financing Activities
Proceeds from issuance of common stock	901,000	587,000
Proceeds from conversion of warrants		2,000
Net repayments on notes payable	(30,524)	(58,056)
Proceeds from issuance of notes payable	195,000	215,000
Proceeds from warrants exercised	37,500
Proceeds from stock options exercised	20,000

Principal payments on note payable for auto loan		(41,598)
Repurchase of common stock to treasury stock		(11,500)
Net Cash Provided By Financing Activities	1,122,976	692,846

Net Change In Cash	(977)	(97,890)

Cash at Beginning of Period	14,937	112,827
Cash at End of Period	$13,960	$14,937

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	3,000	6,460

Supplemental Disclosure of Non-Cash Financing Activities
Services paid through issuance of common stock	499,850	629,822

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

NOTE 1:  NATURE OF OPERATIONS

Teraphysics Corporation (the “Company”), formerly Teravac Corporation, was incorporated on November 16, 2004 under the laws of the State of Delaware and is licensed to do business in the state of Ohio, where its principal offices are located.  The Company is developing power sources and amplifiers that will enable the commercialization of Terahertz (THz) and high frequency millimeter wave devices in the automotive, Aerospace, food, medical, pharmaceutical, security, semiconductor, solar, energy, and communications markets.

As of December 31, 2016, the Company has not commenced planned principal operations.  Since inception, the Company has devoted substantially all of its efforts to research and development of this power source.  Once the Company commences its planned principal operations of producing and selling it products, it will incur significant additional expenses in conjunction with producing and selling products commercially.  The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably produce and sell its products.

NOTE 2.  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced negative cash flows from operations and net losses since inception, including net losses of $______ and $______  for the years ended December 31, 2016 and 2015, respectively, and has not yet realized any commercial revenues from the sale of its products. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities or to raise additional capital to finance its operations. The Company’s failure to raise capital could have a negative impact on the financial condition and the ability to pursue certain business strategies.

The Company is seeking funding through interim financing which could be a combination of equity and/or loan funds. In the event the Company does not complete its interim funding, the Company may seek additional funding through private financings. No assurance can be given that the Company will be successful in these efforts, as the Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

NOTE 3:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).  All of the Company's operations are considered one operating segment.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

Cash Equivalents and Concentration of Cash Balance

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.  At times during the year, the Company may maintain funds on deposit at its banks in excess of FDIC insurance limits.

Fair Value of Financial Instruments

FASB ASC 825, "Financial Instruments" requires that the Company disclose estimated fair values of financial instruments.  The carrying amounts reported on the balance sheet for assets and liabilities qualifying as financial instruments are a reasonable estimate of fair value.

As defined in FASB ASC 820, "Fair Value Measurements", fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.  In determining fair value, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the examination of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Intangible Assets

The Company capitalizes patent and trademark costs and amortizes them over their estimated useful lives.  The Company holds several patents and trademarks, which were capitalized as incurred in prior years, but have been written off in prior years based on management’s assessments.  No patents or trademark costs are capitalized as of December 31, 2016 and 2015.

Property and Equipment

Property and equipment is carried at cost.  Expenditures for maintenance and repairs are charged to expense as incurred.  Additions and betterments are capitalized.  The cost and related accumulated depreciation of properties sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year’s earnings.

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

	2016	2015

Furniture and fixtures	$4,500	$4,500
Production Equipment	3,160	-
Office & computer equipment	25,843	25,843
	33,503	30,343
Accumulated Depreciation	(30,493)	(30,343)

Property and equipment	$3,010	$-

Depreciation Expense	$150	$8,062

The Company primarily follows the straight-line method of depreciation utilizing the following lives:

Furniture and fixtures	7
Office & Computer equipment	5
Production Equipment	7

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers payment to be persuasive evidence of an arrangement.

The Company has not generated any revenue from the sale of its primary product since inception. The Company recognizes other technology royalties and management fee revenue on an accrual basis.

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

The Company generates grant and contract revenue from two different types of contractual arrangements: cost reimbursable grants and contracts and fixed-price grants and contracts.  Costs consist primarily of internal labor charges, subcontractors and materials, as well as an allocation of fringe benefits, overhead and general and administrative expenses, based on the terms of the contract.  Under cost reimbursable grants and contracts, revenue is recognized during the period that the associated research and development costs are incurred.  Under fixed-price grants and contracts, revenue is recognized using the percentage-of-completion method.  The assumptions and estimates used in determination of the percentage-of-completion are developed in coordination with the principal investigator performing the work.

The Company has a royalty arrangement for an unrelated technology with Genvac Aerospace, Inc., a related party under common control.  The Company receives a percentage of its gross revenues on a monthly basis which expires on December 31, 2026 and is automatically renewable for two year terms until the agreement is otherwise terminated in accordance with the terms of the agreement.  The Company recognized royalty fee income in the amount of $97,539 and $48,535 during the years ended December 31, 2016 and 2015, respectively.

Management Fee Income

The Company receives a management fee from Genvac Aerospace, Inc., a related party under common control, for certain administrative functions performed by the Company. This agreement was effective January 1, 2007 with a one year term, including automatic one year extensions until notice of termination is provided by either party.  Amount in recent years has been $4,000 per month.

Government Grant Revenue

The Company has been awarded certain government research grants through DARPA and the United States Air Force federally funded programs.  The Company has recognized revenue of $747,014 and $170,799 related to these grants during the years ended December 31, 2016 and 2015, respectively.  The direct expenses associated with these grants were charged to research and development expenses as no products or services were produced under these arrangements, and amounted to $468,621 and $111,833 for the years ended December 31, 2016 and 2015, respectively.

Contributed Capital Receivable

The Company records stock issuances at the effective date.  If the contribution is not funded upon issuance, the Company records a contributed capital receivable as an asset on a balance sheet.  When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.  At both December 31, 2016 and 2015, $590,000 was recorded as contributed capital receivable as a contra equity balance in the stockholders’ equity (deficit) section of the balance sheet for unfunded contributions on stock issuances that have not been funded as of the issuance of these financial statements.  See further discussion of this receivable in Note 6.

Stock-Based Compensation

The Company has established a stock-based incentive program as discussed in more detail in Note 6.  The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.  Stock-based awards issued to date are comprised of employee stock options.

Research and Development

Research and development costs are expensed as incurred.  Total expense related to research and development was $653,692 and $380,555 for the years ended December 31, 2016 and 2015, respectively.

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

Marketing Costs

The Company participates in various advertising and marketing programs.  All costs related to marketing and advertising the Company are expensed in the period incurred.  Marketing costs charged to operations were $4,880 and $30,537, for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.  The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture.  The Company presents basic and diluted net earnings or loss per share.  Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period.  Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following items on the basis of common shares upon full conversion as of December 31, 2016 and 2015:

	2016	2015

Preferred Stock	426,000	1,036,000
Stock Options	1,753,000	2,778,000
Common Stock Warrants	1,451,000	1,356,000
	3,630,000	5,170,000

As all potentially dilutive securities are anti-dilutive for the years ended December 31, 2016 and 2015, diluted net loss per share is the same as basic net loss per share for each year.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.  $129,944 offering costs are capitalized as of December 31, 2016 and $0  in 2015.

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

NOTE 4:  NOTES PAYABLE

Notes payable as of December 31, 2016 and 2015 are as follows:

	Current Portion 2016	Total Obligation 2016	Total Obligation 2015

* Unsecured notes payable to employees for unpaid compensation, due six months after IPO or qualifying financing of greater than $50,000,000, including accrued interest at prime plus 1.0% (4.75% and 4.50% as of December 31, 2016 and 2015, respectively) of $217,248 and $134,954 as of December 31, 2016 and 2015, respectively. These loans can be repaid early with no penalty.	$-	$2,364,917	$2,056,054

* Unsecured notes payable to related party legal firm for unpaid legal fees, due six months after IPO or qualifying financing of greater than $50,000,000, including accrued interest at prime plus 1.0% (4.75% and 4.50% as of December 31, 2016 and 2015, respectively). These loans can be repaid early with no penalty. Includes accrued interest of $80,026 and $65,615 as of December 31, 2016 and 2015, respectively.		$400,259	$385,848

* Unsecured note payable to related party, GenVac Holdings, due six months after IPO or qualifying financing of greater than $50,000,000, including accrued interest at 6% of $113,826 and $103,303 as of December 31, 2016 and 2015, respectively.		$286,872	$276,349

* Unsecured note payable to related party, GenVac Holdings, due six months after IPO or qualifying financing of greater than $50,000,000, including accrued interest at 6% of $58,338 and $51,046 as of December 31, 2016 and 2015, respectively.		$179,875	$172,583

* Unsecured note payable to FH Partners, guaranteed by related parties, due upon presentation, including accrued interest at 6% of $25,876 and $19,794 as of December 31, 2016 and 2015, respectively.	$161,035	$161,035	$154,953

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

* Unsecured note payable to a shareholder due and renewable every 90 days with interest at 6% payable quarterly. This loan included provisions which required the Company to award 25,000 warrants for common stock (see Note 7) each quarter through November 30, 2012.	$50,000	$50,000	$50,000

* Unsecured note payable to a shareholder, due six months after IPO or qualifying financing of greater than $50,000,000, including accrued interest at 6% of $15,652 and $14,792 as of December 31, 2016 and 2015, respectively.		$26,300	$45,020

*Unsecured note payable to related party, GanzCorp, the note is past its maturity and due upon presentation, including accrued interest at 6% of $18,313 and $16,813 as of December 31, 2016 and 2015, respectively. The note is secured by a patent security agreement which includes two patents held by the Company.	$43,313	$43,313	$41,813

Unsecured Promissory Notes payable to 14 investors for principal amounts ranging from $15,000 to $50,000.  The notes mature two years from each issuance, including interest at 10% per annum.  Eight of the notes were issued between October and December 2015, for $25,000 each.  These mature in 2017.  Six notes were issued between February and December 2016; one at $15,000, one at $30,000, two at $25,000 and two at $50,000.  These mature in 2018.  Each note includes a common stock warrant, for common shares ranging from 15,000 to 50,000 at $1.00 per share exercise price, exercisable at the maturity date of the notes.
	$223,177	$409,567	$203,082

* Unsecured note payable to a related party (Officer of the Company) issued April 2015 for $15,000 bearing interest at 5.25%. After principal payments in 2015, principal balance was $9,500 and accrued interest $1,024, both as of December 31, 2015. The note was repaid in full in 2016.	$-	$-	$10,524

	$477,485	$3,922,138	$3,396,226

Less: current portion		$477,485	$257,290

Long-term portion of notes payable		$3,444,653	$3,138,936
* denotes related party

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

$3,258,223 of the long-term notes payable are due six months following an initial public offering by the Company, or another monetization event providing proceeds in excess of $50,000,000.  Accordingly, these notes have been included in the following schedule of future maturities to 2018, which is the Company’s best estimate of when a qualifying event will cause these notes to come due.  The following schedule presents the notes payable by maturity year:

2017	$477,485
2018	3,444,653
Total	$3,922,138

NOTE 5:  STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 95,000,000 shares of common stock at $0.0001 par value, as of December 31, 2016 and 2015. 63,634,648 and 61,415,898 shares of common stock are outstanding as of December 31, 2016 and 2015, respectively.

2015 Common Stock Issuances

The Company issued 955,950 shares of $0.0001 par common stock during the year ended December 31, 2015 at prices ranging from $0.23 per share to $2.00 per share (weighted average of $0.61 per share), providing proceeds of $587,000.  A common stock warrant for 200,000 shares of common stock was exercised at its exercise price of $0.01 per share, providing proceeds of $2,000.  Eight holders of cashless common stock warrants exercised their common stock warrants resulting in the cashless issuance of 80,000 shares of common stock without proceeds.  1,540,000 shares of common stock were issued during 2015 in the conversion of preferred stock, as discussed in the following paragraph.

2016 Common Stock Issuances

The Company issued 901,000 shares of $0.0001 par common stock during the year ended December 31, 2016 at $1.00 per share, providing proceeds of $901,000.  A common stock warrant for 75,000 shares of common stock was issued at its exercise price of $0.50 per share, providing proceeds of $37,500 and a cashless warrant was also exercised in the amount of 25,000 common shares.  235,000 shares of common stock were issued for exercise of options, at prices ranging from $.20 to $1.00 equaling proceeds of 147,100 of which $20,000 were exercised by cash payment and $127,100 were exercised by services provided to the Company.  372,750 shares of common stock were granted in exchange for services, valued and recorded at $1.00 per share.  610,000 shares of common stock were issued during 2016 in the conversion of preferred stock, as discussed in the following paragraph.

Preferred Stock
The Company is authorized to issue 5,000,000 shares of $0.0001 par preferred stock.  The Company authorized the issuance of 1,500,000 shares of $0.0001 par preferred stock, designed at Series A Preferred Stock, at $1.00 per share to shareholders of record as of February 1, 2014.  Each preferred share has the option to convert into two common shares at any time.  During the year ended December 31, 2014, the company received proceeds of $1,288,000 from the sale of 1,288,000 shares of Preferred Stock under this arrangement.  During the year ended December 31, 2015, 770,000 of those preferred shares were converted to 1,540,000 of common shares, and during the year ended December 31, 2016, 305,000 shares of preferred stock were converted to 610,000 common shares.

Stock Reservations

The Company has reserved 6,000,000 shares of its common stock pursuant to the 2005 Stock Plan, of which 2,552,000 and  1,762,000 were available for issuance as of December 31, 2016 and 2015, respectively

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

Capital Contribution Receivable

During 2012, two notes receivable totaling $590,000 were exchanged for the exercise of stock options from two shareholders.  One note for $500,000 was exchanged for 500,000 shares of common stock and the other for $90,000 in exchange for 750,000 shares of common stock.  These notes bear interest at 2% per annum and are secured by the shareholders’ common shares.  These notes are due upon sale of the shares as specified in the agreement with the shareholders.  The notes are secured by the shares issued in exchange for the respective notes.  The principal of these notes remain outstanding as capital contributions receivable (a contra equity account) as the proceeds have not yet been funded by the stockholders as of the issuance date of these financial statements, in accordance with the asset recognition criteria for capital contributions under FASB ASC 505-10-45-2.  Accrued interest receivable of $47,200 and $35,400 were accrued and receivable as of December 31, 2016 and 2015, respectively.

Treasury Stock

The Company is authorized to repurchase shares at its discretion from shareholders.  During the years ended December 31, 2016 and 2015, the Company repurchased -0- shares and 11,500 shares, respectively, from a related party officer and director of the Company at $1.00 per share.  These shares are presented in the statements of stockholders’ equity and on the balance sheets as treasury stock.

NOTE 6:  SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the Teravac Corporation 2005 Stock Incentive Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.  Under the Plan, the number of shares available to be granted during the life of the plan is 6,000,000 shares.  The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant, and the maximum term of an option is ten years.  The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.  Stock options comprise all of the awards granted since the Plan’s inception.  Shares available for grant under the Plan amounted to 1,577,000 and 1,762,000 as of December 31, 2016 and 2015, respectively.  Note, 50,000 Options valued at $1.00 per share were exercised for services.  As of December 31, 2016, and 2015,1,753,000 and 2,778,000 stock options have vested, respectively.  There are no unvested stock options outstanding at either year-end.  Since the Plan’s adoption, a total of 5,905,000 stock options have been awarded to employees and non-employee directors and consultants.  These options were awarded at the fair market value at the time of the grant and generally have a ten-year term.

Vesting generally occurs over a period of immediately to one year for employees and immediately to one year for non-employee directors and consultants.  A summary of information related to stock options for the years ended December 31, 2016 and 2015 is as follows:

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

	December 31, 2016		December 31, 2015
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	2,778,000	$0.67	2,928,000	$0.58
Granted	185,000	$-	-	$1.26
Exercised	(235,000)	$-	-
Forfeited	(975,000)	$0.21	(150,000)	$0.50
Outstanding - end of year	1,753,000	$0.69	2,778,000	$0.67

Exercisable at end of year	1,753,000	$0.69	2,778,000	$0.67

Weighted average grant date fair value of options granted during year	N/A		N/A

Weighted average duration to expiration of outstanding options at year-end (years)			3.96

Aggregate Intrinsic Value			$342,550

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award.  Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants.  The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.  The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.  The assumptions utilized for option grants during the years ended December 31, 2016 and 2015 are as follows:

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

Risk Free Interest Rate	1.31%	N/A
Expected Dividend Yield	0.00%	N/A
Expected Volatility	40.00%	N/A
Expected Life (years)	5.00	N/A
Fair Value per Stock Option	$0.39	N/A

Summarized information about the Company’s stock options outstanding and exercisable as of December 31, 2016 is as follows:

Range of Exercise Prices	Shares	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$0.13-$0.22	100,000	0	$0.21	100,000	$0.21
$0.23 - $0.50	20,000	0.18	$0.50	20,000	$0.50
$0.51 - $1.00	1,433,000	5.86	$1.00	1,376,333	$1.00
$1.01 - $1.50	200,000	7.06	$1.50	200,000	$1.50
$0.00 - $1.50	1,753,000	5.58	$1.01	1,696,333	$1.01

Stock-based compensation expense of $48,100 and $-0- was recognized under FASB ASC 718 for the years ended December 31, 2016 and 2015, respectively.  Total unrecognized compensation cost related to non-vested stock option awards amounted to $24,050 and $-0- for both the years December 31, 2016 and 2015, respectively as all options had fully vested and therefore were fully expensed.

Warrants

In December of 2013, the Company commenced certain fundraising activities through the sale of units, at a price of $100,000 per unit, with each unit consisting of 100,000 shares of common stock and one warrant to convert into 100,000 shares of common stock at warrant price of $0.01 per share exercisable immediately upon request.  A total of 2 units were sold during 2013 for total proceeds of $200,000.  The proceeds were recorded to additional paid-in capital and common stock for the issuance of the common stock, and the warrants were recorded at fair value to general and administrative expenses and additional paid-in capital.  The fair value at the grant date was determined to be $0.99 per common share on the warrants, providing $198,000 total fair value for the 2013 issuances, which was recognized immediately in accordance with the immediate vesting.  The warrants have a ten year term and become exercisable upon request. At December 31, 2013, all outstanding warrants relating to this fundraising were exercisable.  These warrants to purchase 200,000 shares of common stock were exercised in January of 2014, providing proceeds of $2,000.

In January of 2014, the Company commenced certain fundraising activities through the sale of units, at a price of $100,000 per unit, with each unit consisting of 100,000 shares of common stock and one warrant to convert into 100,000 shares of common stock at warrant price of $0.01 per share exercisable immediately upon request.  A total of 2 units were sold during 2014 for total proceeds of $200,000.  The proceeds were recorded to additional paid-in capital and common stock for the issuance of the common stock, and the warrants were recorded at fair value to general and administrative expenses and additional paid-in capital.  The fair value at the grant date was determined to be $0.99 per common share on the warrants, providing $198,000 total fair value for the 2014 issuances, which was recognized immediately in accordance with the immediate vesting.  The warrants have a three year term and become exercisable upon request. At December 31, 2014, all outstanding warrants relating to this fundraising were exercisable and outstanding.  Subsequent to December 31, 2014, these warrants were exercised in December of 2015 providing proceeds of $2,000.

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

Common stock warrants were issued in 2010 which carried exercise terms contingent upon and automatically exercisable at an initial public offering.  The warrants were also exercisable into a minimum of 10,000 shares per unit if an initial public offering was not completed prior to expiration after a term of five years.  The Company determined that as of December 31, 2014 an initial public offering prior to the 2015 expiration of these warrants was unlikely and therefore considered these warrants at the aforementioned minimum per unit in the proceeding table of warrants by expiration date.  During 2015, the Company extended these warrants for an additional five years to provide the remaining warrant holders under this arrangement with common stock warrants exercisable into 80,000 shares of common stock in a cashless exercise upon the completion of a liquidity event providing over $100,000,000.  The Company considered these issuances to be contingent upon a future event of minimal likelihood and therefore deemed the 2015 extension issuance to be of trivial value, which would be recognized upon the occurrence of the contingent event.  The company issued 80,000 shares of common stock in 2015 to these warrant holders under the minimum issuance terms of the original 2010 warrant issuances.

In 2012, warrants were issued in conjunction with an equity offering which provided certain investors with warrants providing the right to a cashless exercise into common shares upon an initial public offering or other liquidity event with proceeds in excess of $250 million.  The number of shares exercisable at such event is dependent upon the amount of the initial public offering or other liquidity event, where the base of 135,000 units is exercisable at warrant coverage rates of 60%, 40%, and 30% for offerings in the ranges of $250 million to $500 million, $500 million to $1 billion, and over $1 billion, respectively.  The warrants carry a five-year term and expire in 2017.  The Company provided for the maximum number of shares exercisable under these terms (81,000 shares of common stock) in the proceeding table of warrants by expiration date.

In 2015, the Company issued common stock warrants in conjunction with the issuance of $200,000 of promissory notes, as discussed in Note 4.  For each $25,000 promissory note, the note agreements provided for the issuance of 25,000 common stock warrants, resulting in the issuance of common stock warrants exercisable into 200,000 shares of common stock.  The common stock warrants are exercisable at the earlier of the maturity date of the related promissory notes (two years from the date of the issuance of each promissory note) or upon the repayment of the principal and interest on the promissory notes.  The warrants are exercisable at a price of $1.00 per share of common stock.  As described below, the Company estimated the fair value of these warrants using the Black-Scholes pricing model.  As the estimated fair value of the warrants issued was determined to be de minimus to these financial statements, a discount to the related promissory notes was not recorded for 2015.

In 2016, the Company issued common stock warrants in conjunction with the issuance of $195,000 of promissory notes, as discussed in Note 4.  For all but one of the promissory notes, the note agreements provided for the issuance of common stock warrants, resulting in the issuance of common stock warrants exercisable into 170,000 shares of common stock.  The common stock warrants are exercisable at the earlier of the maturity date of the related promissory notes (two years from the date of the issuance of each promissory note) or upon the repayment of the principal and interest on the promissory notes.  The warrants are exercisable at a price of $1.00 per share of common stock.  As described below, the Company estimated the fair value of these warrants using the Black-Scholes pricing model and discounted the notes based on the fair value of $68,100 of the warrants.  The discount is amortized over the notes’ lives and $19,550 of amortization was recognized on the discount during the year ended December 31,2016.

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

The following table sets forth the changes in the number of warrants outstanding for the periods presented:

Outstanding at December 31, 2012		1,191,000	$0.42
	Warrants granted	200,000	0.01
Outstanding at December 31, 2013		1,391,000	0.36
	Warrants granted	200,000	0.01
	Warrants exercised	(200,000)	0.01
Outstanding at December 31, 2014		1,391,000	$0.36
	Warrants granted (promissory notes)	200,000	1.00
	2015 Contingent warrants issued	80,000	-
	2010 Warrants exercised	(80,000)	-
	2014 Warrants exercised	(200,000)	0.01
	Warrants expired	(35,000)	-
Outstanding at December 31, 2015		1,356,000	$0.51
	2010 Warrants exercised	(100,000)
	Warrants granted (promissory notes)	195,000	$1.00
Outstanding at December 31, 2016		1,451,000	$0.56

The following table sets forth the details of the outstanding warrants as of December 31, 2016:

Current Exercise Price Per Common Share Equivalent (Weighted Average)	Number of Common Shares Exercisable Into

$-	-
$0.66	381,000
$0.50	290,000
$0.50	400,000
$0.28	180,000
$0.50	100,000
$0.50	100,000

The fair value estimate was determined using the Black-Scholes pricing model, based on the market price at the grant date and the weighted average assumptions specific to the underlying warrants. Expected volatility assumptions are based on historical volatility of comparable public company stock. The expected life assumption of the warrants is based on the “simplified” method as described in FASB ASC 718, which is the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term closest to the expected life of the option being valued. The weighted average assumptions utilized for warrant grants during the years ended December 31, 2016 and 2015 are as follows:

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

	2016	2015

Risk Free Interest Rate	0.85%	0.80%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	40.00%	42.00%
Expected Life (years)	2.00	1.50
Fair Value per Warrant	$0.02	$0.99

The Company recognized expenses and paid-in $39,100 and $0 during the years ended December 31, 2016 and 2015, respectively, for the fair value of the warrants issued and vested in each year.

Restricted Stock Unit Awards

In January 2016, the company issued a contractor 500,000 restricted stock unit awards, subject to certain vesting terms whereby portions of the awards become earned, issued, and released from vesting restrictions upon completion of defined milestones.  As of 2017, none of these milestones had been achieved and therefore none of the restricted stock unit awards under this arrangement have been earned or issued.

In May 2016, the Company issued a service provider 362,500 restricted stock unit awards, subject to certain vesting terms whereby portions of the awards become earned, issued, and released from vesting restrictions upon completion of defined milestone.  Subsequently in 2016 the necessary milestone was achieved and accordingly the restricted stock unit award was vested and 362,500 common shares were issued.

NOTE 7:  INCOME TAXES

The Company recorded a full valuation allowance against its net deferred tax assets for the years ended December 31, 2016 and 2015 and therefore has not recognized a benefit for income taxes. The Company’s effective tax rate differed from the statuary rate primarily as a result of the valuation allowance.  The Company had deferred tax assets of $6,445,746 and 6,045,746 as of December 31, 2016 and 2015, respectively, related to net operating loss carryforwards, capital loss carryforwards, research and development (R&D) Credits, and other temporary differences from deferred compensation, and other deferred fees, which were fully reserved at December 31, 2016 and 2015, respectively.  The Company did not have any deferred tax liabilities at December 31, 2016 and 2015.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, or the availability of refunds of previously paid taxes. As management does not expect to realize a benefit, they have recorded valuation allowances of $6,445,746 and $6,045,746 as of December 31, 2016 and 2015, respectively, against their net deferred tax assets. Management’s assessment is based on the available evidence both positive and negative including the Company’s historical and projected future taxable income.

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

The Company had federal net operating loss (“NOL”) carryforwards of approximately 11,813,052 and $10,619,557 at December 31, 2016 and 2015, respectively. These NOL carryforwards expire at various dates starting December 31, 2026 for federal returns. The Company had $197,172 of R&D Credits, which have a twenty-year carryover period and will start to expire December 31, 2026. Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Utilization of the Company’s net operating loss and tax credit carryforwards may be subject to annual limitations due to ownership changes. Such annual limitations could result in the expiration of our net operating loss and tax credit carryforwards before utilized.  The Company is subject to U.S. federal income tax examination for calendar tax years ending 2013 through 2015. The company does not have a reserve for any uncertain tax positions, and management is unaware of any anticipated event in the next 12 months that could change this. The Company has not been subject to any penalties or interest by a taxing jurisdiction for income taxes.   The Company operates exclusively out of Ohio which does not impose a corporate income tax.

NOTE 8:  RETIREMENT PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all employees.  Company contributions to the Plan, including the matching of employee contributions, are at the discretion of the Company.  The Company currently matches an amount equal to 25% of each employee contribution up to 6% of each employee's contribution.

Company contributions to this plan amounted to $4,464 and $2,786 for the years ended December 31, 2016 and 2015, respectively.

NOTE 9:  RELATED PARTY TRANSACTIONS

Operating Lease

The Company sub-leases office space under a month-to-month operating lease with a related party under common control, Genvac Aerospace, Inc.  Monthly rent payments were $1,863 for the years ended December 31, 2016 and 2015.  This agreement is cancellable with 90-day notice.  Rent expense was $22,356 for the years ended December 31, 2016 and 2015, respectively.

Expense Allocation

The Company shares its facility and certain office expenses with Genvac Aerospace, Inc., a related party under common control.  There is an expense allocation agreement in place, originally dated June 1, 2006, which requires the Company to reimburse Genvac Aerospace, Inc. for certain shared expenses.  For the years ended December 31, 2016 and 2015, the Company reimbursed Genvac Aerospace, Inc. 20% of utility and occupancy costs and 50% of office operating expenses.  This agreement is valid as long as the Company occupies the facility space and is cancellable with 90 days notice.

The expense allocations have been determined on the basis that the Company and Genvac Aerospace, Inc. considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. Management believes that the expenses allocated to the Company are representative of the operating expenses it would have incurred had the Company been operated on a standalone basis.  The Company believes that the assumptions underlying the financial statements are reasonable; however, the resulting financial information does not necessarily reflect what the Company’s results of operations, financial position, and cash flows would have been had the Company operated independently.

Total expense recognized under this agreement was $10,864 and $11,598 during the years ended December 31, 2016 and 2015, respectively.

TERAPHYSICS CORPORATION
NOTES TO FINANCIAL STATEMENTS December 31, 2016 and 2015

Notes Receivable from Affiliate

The Company is subject to a subordinated loan agreement with a related party under common control, Genvac Aerospace, Inc. (Genvac) entered on January 1, 2015.  Under this arrangement, the Company has agreed to lend up to $750,000 with interest at prime plus 1% (4.75% at December 31, 2016).  This agreement expires after five years, when all principal and interest comes due if the agreement is not renewed.  The note is unsecured and fully and irrevocably subordinate in right of payment of all other present and future creditors of Genvac, including Genvac trade and other accounts payable and deferred compensation.  In the event of the appointment of a receiver or trustee of Genvac or in the event of its insolvency, liquidation, bankruptcy, assignment for the benefit of creditors, reorganization, or any other marshaling of the assets and liabilities of Genvac, the Company shall not be entitled to participate or share, ratably or otherwise, in the distribution of the assets of Genvac until all claims of all or other present and future creditors of Genvac, whose claims are senior, have been fully satisfied, or adequate provision has been made.  As of December 31, 2016 and 2015, $572,092 and $240,782 were due to the Company under this arrangement, along with $23,750 and $5,223 of accrued interest, both respectively.  Related party interest income recognized under this arrangement during the years ended December 31, 2016 and 2015 was $18,527 and $5,223, respectively.

Management Fee Income

As discussed in Note 3, the Company receives a management fee from Genvac Aerospace, Inc., a related party under common control, for certain administrative functions performed by the Company. Management fee income of $48,000 and $48,000 were recognized in the years ended December 31, 2016 and 2015, respectively, under this arrangement.

Technology Royalties

The Company has a royalty arrangement for an unrelated technology with Genvac Aerospace, Inc., a related party under common control.  The Company receives a percentage of gross revenues under this agreement.  Total technology royalty revenues recognized during the years ended December 31, 2016 and 2015 was $97,539 and $48,535, respectively.

Notes Payable

The Company has various notes payable outstanding with related parties as identified in Note 4 to these financial statements.

NOTE 10:  SUBSEQUENT EVENTS

During 2017, to date the Company issued 1,651,810 shares of common stock for total proceeds of $828,500, inclusive of the issuance of 807.500 shares of common stock for cash proceeds of $807,500, a stock option exercised for 100,000 shares at $0.21/share, conversion of 213,000 Series A Preferred Stock shares at a 2:1 rate to common stock, resulting in the issuance totaling 426,000 shares of common stock, and bonus compensation to five employees of 318,310 common shares at $1 a share.

In 2017, the Company issued two unsecured promissory notes for combined principal of $20,000 at an interest rate of 10% per annum.  The notes mature two years from issuance in January-February 2019.  Both notes included a common stock cashless warrant valued at $1 per share, exercisable into 20,000 shares of common stock at the maturity date of the notes or upon the prepayment of the principal and accrued interest thereon.

In 2017, the Company granted incentive stock option grants for 1,145,000 shares of common stock with an exercise price of $1 per share.

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.  Subsequent events have been evaluated through April 27, 2017, which is the date the financial statements were available to be issued.